UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder

ARDENT MINES LIMITED
 (Exact Name of Registrant as Specified in its Charter)

Nevada	000-50994	88-1471870
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2 Park Plaza
Suite 450
Irvine, California 92614
  (Address of principal executive offices, including zip code)

(949) 752-1100
(Registrant’s telephone number, including area code)

ARDENT MINES LIMITED
2 Park Plaza
Suite 50
Irvine, California  92614

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder

THIS INFORMATION STATEMENT IS BEING PROVIDED TO SHAREHOLDERS OF ARDENT MINES LIMITED FOR INFORMATIONAL PURPOSES ONLY.  NO VOTE OR OTHER ACTION OF THE SHAREHOLDERS OF ARDENT MINES LIMITED IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO ARDENT MINES LIMITED

Introduction

This Information Statement is being furnished to shareholders of record as of May 27, 2008, of the outstanding shares of common stock, $0.00001 par value (the “Common Stock”) of Ardent Mines Limited, a Nevada corporation (the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the sale by Taras Chebountchak, the sole director and holder of 5,000,000 shares of Common Stock to eight individuals (the “Purchasers”) pursuant to individual Stock Purchase Agreements dated as of March 20, 2008 (the “Stock Purchase Agreements”). No Purchaser purchased 5% or more of the total Common Stock outstanding.

Description of the Change in Majority of Directors

On March 20, 2008, Taras Chebountchak, shareholder and sole director of the Company (“Chebountchak”), holding 35.07% of the shares of the outstanding Common Stock, consummated stock sale transactions with eight individuals, divesting his ownership of Common Stock to less than one percent of the total outstanding Common Stock of the Company.

As part of the Change in Majority of Directors event, Mr. Chebountchak entered into separate Stock Purchase Agreements with the Purchasers, pursuant to which the Purchasers purchased a total of 5,000,000 shares of Common Stock.  Mr. Chebountchak received a total of $10,000.00 for the sale of the shares.

Additionally, as part of the Change in Majority of Directors event and upon the effectiveness of this filing, Mr. Chebountchak will resign as a director of the Company in order to pursue other interests.  Mr. Chebountchak resigned from his positions as President, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer, Treasurer and Secretary effective May 27, 2008.  Effective as of May 27, 2008, Mr. Chebountchak has appointed Christopher A. Wilson as a director of the Company to fill a vacancy created on the Board of Directors. The current Bylaws of the Company provide that the number of directors of the Company will not be less than one (1) nor more than thirteen (13), with the exact number to be fixed from time to time by resolution of the Board of Directors.  On May 27, 2008, Mr. Chebountchak also appointed Mr. Wilson to fill the officer positions previously held by him in addition to appointing Mr. Wilson as Chairman of the Board.

Effective on the tenth (10th) day after this Information Statement (“Information Statement”) is filed with the Securities and Exchange Commission and distributed to the shareholders of the Company, Mr. Chebountchak’s resignation as a director of the Company shall be effective and Mr. Wilson shall be the sole remaining director leaving two vacancies on the Board.

This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.  No action is required by the shareholders of the Company in connection with this Information Statement. No proxies are being solicited and you are requested not to send a proxy to the Company.

However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of shareholders). Accordingly, the change in a majority of the Company’s directors will not occur until at least 10 days following the filing and mailing of this Information Statement. This Information Statement will be first mailed on May 29, 2008 to shareholders of record as of May 27, 2008.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

            The following discloses, as of May 27, 2008, information concerning the ownership of our Common Stock by:

        o   each person who is known by us to own beneficially 5% or more of our Common Stock,

        o   each of our directors and director nominees, and

        o   all officers and directors as a group.

           A person is considered a beneficial owner of any securities that the person owns or has the right to acquire beneficial ownership of within 60 days. Beneficial ownership also includes shares indirectly held or shares over which a person has the right, by contract, understanding or other arrangement, to exercise voting or dispositive powers.  As of the date of this Information Statement, 14,257,650 shares of Common Stock are issued and outstanding.

           Except as otherwise indicated, we believe that the persons identified in the table have sole voting and dispositive power with respect to their shares. Unless otherwise indicated, the address for each beneficial owner is 2 Park Plaza, Suite 450, Irvine, California 92614.

Common Stock

Name and Address of Beneficial Owner	Pre-Change in Majority of Directors Amount and Nature of Beneficial Ownership	Pre-Change in Majority of Directors Percent of Class	Post-Change in Majority of Directors Amount and Nature of Beneficial Ownership	Post-Change in Majority of Directors Percent of Class

Taras Chebountchak (Resigning Director) 110 Jardin Drive, Suite 13 Concord, Ontario Canada L4K 2T7	5,000,000	35.07%	0	N/A

Christopher A. Wilson (Director Nominee)	N/A	N/A	0	N/A

All Officers and Directors (including Officer/Director Nominees as a group (two persons)	5,000,000	35.07%	0	N/A

_______________

Beneficial ownership is determined in accordance with the applicable rules under the Exchange Act. In computing the number of shares beneficially owned by an executive officer or a director and the percentage ownership of that person, shares of the Company's Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from May 27, 2008, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. For purposes of determining the individual beneficial ownership percentage post-Change in Majority of Directors, each percentage was calculated based on the Company's Common Stock outstanding (14,257,650 shares) at May 27, 2008.  There are no outstanding stock options, warrants or other rights.

EXECUTIVE OFFICERS AND DIRECTORS

Current Directors and Officers

The following table sets forth certain information for each person who is currently serving as a director or officer of the Company. There are no family relationships between any of the directors, executive officers or key employees of the Company.

Name	Age	Position

Taras Chebountchak	37	Director (resigned effective the 10th day after this Schedule 14f-1 is filed)
Christopher A. Wilson	48	Director, Chairman of the Board, President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Treasurer and Secretary

Taras Chebountchak – Principal occupation and business experiences for last 5 years

Taras Chebountchak has been the Company’s President and Chief Executive Officer since December 16, 2004 and has been the Secretary, Treasurer, Chief Financial Officer and a member of the Board of Directors since the Company’s inception in July 27, 2000.  During Mr. Chebountchak’s tenure, he devoted approximately 10% of his time to the Company’s operations. From November 30, 2003 to September 2006, Mr. Chebountchak was President, Chief Executive Officer, and a member of the board of directors of FC Financial Services Inc.  Since June 2000, Mr. Chebountchak has been Secretary, Treasurer and a director of Raglan Mines Limited, a Nevada corporation engaged in exploration, with its principal offices located in Vancouver, British Columbia.  Since May 1998, Mr. Chebountchak has also been President and a director of First Class Financial Services Inc. located in Concord, Ontario. First Class Financial Services is engaged in the business of processing prospective car buyers' loan applications and placing them with financial institutions. Mr. Chebountchak holds a Master of Science degree in mechanical engineering from Lvov Polytechnic Academy. Mr. Chebountchak has no technical training in the field of mineral explorations

Christopher A. Wilson - Principal occupation and business experiences for last 5 years

The following information concerns Christopher A. Wilson, who has been appointed to fill the director vacancy and officer positions held by Taras Chebountchak:

On May 27, 2008, Mr. Wilson was appointed to fill a vacancy on the Board of Directors and was appointed to the offices of Chairman of the Board, President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Treasurer and Secretary of the Company.  Mr. Wilson is currently a partner in the law firm of Wilson, Haglund & Paulsen, P.C., a general corporate and securities practice firm he founded in 2003, which is located in Irvine, California.  Prior to that time, since 2001, Mr. Wilson was general counsel for Stagecoach Properties Co. LLC.  From 1999 to 2001, Mr. Wilson was a partner and head of the Orange County corporate department in the law firm of Pillsbury Winthrop LLP, located in Costa Mesa, California.  From August 1991 to 1999 Mr. Wilson was a founding partner in the securities boutique firm of Jeffers, Wilson, Shaff & Falk LLP.  From 1987 to 1991 Mr. Wilson was an associate attorney at the law firm of O’Melveny & Myers in its Los Angeles Capital Markets Group.  Mr. Wilson obtained his B.A. degree in International Relations with minors in French and economics from Brigham Young University in 1985.  Mr. Wilson obtained his Juris Doctorate degree magna cum laude and Order of the Coif from Brigham Young University in 1987, where he was also the executive editor of the BYU Law Review.

Effective on the tenth (10th) day after this Information Statement is filed with the Securities and Exchange Commission and distributed to the shareholders of the Company, Mr. Chebountchak, the current director, will resign and the Board of Directors will then be comprised of Mr. Wilson, leaving two vacancies on the Board.

Our directors hold office until the next annual meeting of our shareholders, or until their successors are duly elected and qualified. Our executive officers serve at the pleasure of the Board of Directors.

Committees of the Board of Directors

Audit Committee, Nominating Committee and Compensation Committee

We currently do not have standing audit, nominating or compensation committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Code of Ethics

We have not adopted a corporate code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our decision to not adopt such a code of ethics results from our having only a limited number of officers and directors operating as the management for the Company. We believe that as a result of the limited interaction which occurs having such a small management structure for the Company eliminates the current need for such a code.

Compensation of Directors

It is currently anticipated that non-employee directors will receive fees of $2,500 per month each for their service as directors of the Company.

Compensation of Officers

The following table shows the compensation paid during the years ended December 31, 2007, 2006, and 2005, to the Company's principal executive officers who received in excess of $100,000 during such periods.

SUMMARY EXECUTIVE COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options / Warrants	All Other Compensation
Taras Chebountchak – President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Treasurer and Secretary	2007	$0	$0	None	None	None	None
	2006	$0	$0	None	None	None	None
	2005	$0	$0	None	None	None	None

Option and Warrant Grants in Last Fiscal Year

No options, warrants or other rights were granted in the Company's last fiscal year and no options, warrants or other rights to purchase Company stock are held by the Company's executive officers.

Aggregate Option and Warrant Exercises in the Last Fiscal Year and Fiscal Year-End Option and Warrant Values

The Company's executive officers own no options or warrants of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company's directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company file initial reports of ownership and reports of changes in ownership in such common stock with the Securities and Exchange Commission.  Officers, directors and shareholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file.  To the best of our knowledge, all executive officers, directors and greater than 10% shareholders have filed the required reports in a timely manner.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the Securities and Exchange Commission relating to its business, financial statements and other matters.  These reports and other information may be inspected and are available for copying at the offices of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549 and are available on the Securities and Exchange Commission website at www.sec.gov.

May 28, 2008	Ardent Mines Limited By Order of the Board of Directors /s/ Christopher A. Wilson Christopher A. Wilson, Chairman